SEC FILE NUMBER
001-31451
CUSIP NUMBER
074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     BearingPoint, Inc.

Full Name of Registrant
     KPMG Consulting, Inc.

Former Name if Applicable
     100 Crescent Court, Suite 700

Address of Principal Executive Office (Street and Number)
     Dallas, TX 75201

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
          On February 18, 2009, BearingPoint, Inc. (the “Company”) along with certain of its subsidiaries based in the United States (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Case Number 09-10691 (REG) (the “Chapter 11 Cases”). The Company continues to operate its business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.
          As previously announced and as discussed in more detail below, the Company has completed the sales of substantially all of its businesses and assets to a number of parties and is pursuing the sale of its remaining businesses and assets. As such, on October 5, 2009, the Company filed the Second Amended Joint Plan (the “Amended Plan”) and a proposed disclosure statement related to the Amended Plan with the Bankruptcy Court. The Amended Plan, among other things, provides that (i) all, or substantially all, of the Debtors’ assets will be transferred to a liquidating trust (the “Liquidating Trust”) for the benefit of the Debtors’ creditors, (ii) the holders of certain unsecured claims will receive beneficial interests in the Liquidating Trust that will entitle such holders to receive distributions from the Liquidating Trust and (iii) all existing equity interests in the Company will be terminated and that holders of equity interests will receive no distribution under the Amended Plan. The implementation of the Amended Plan is dependent upon a number of factors, including final documentation, the approval of a disclosure statement and confirmation and consummation of the Amended Plan in accordance with the provisions of the Bankruptcy Code. Bankruptcy law does not permit solicitation of acceptances of the Amended Plan until the Bankruptcy Court approves a disclosure statement relating to the Amended Plan. Accordingly, this filing is not intended to be, nor should it be construed as, a solicitation for a vote on the Amended Plan.
          On March 23, 2009, the Company and certain of its subsidiaries entered into an asset purchase agreement to sell a substantial portion of their assets related to the Company’s North American Public Services business. The closing of this transaction occurred on May 8, 2009. On April 2, 2009, one of the Company’s indirect subsidiaries entered into a share sale agreement to sell the Company’s consulting business in Japan. The closing of this transaction occurred on May 11, 2009. On April 17, 2009, the Company and certain of its subsidiaries entered into an asset purchase agreement to sell a substantial portion of its Commercial Services business unit, including its Financial Services unit. The closing of this transaction occurred on June 15, 2009.
          The Company also entered into definitive agreements to sell its interest in a global development center in China and certain assets of a separate global development center in India. The closing of these transactions occurred on September 18, 2009 and July 31, 2009, respectively. On July 9, 2009, the Company and certain of its subsidiaries entered into a stock purchase agreement for the sale of the Company’s consulting business in Brazil. The Bankruptcy Court approved the Brazil transaction on July 23, 2009 and it was consummated on July 31, 2009. On July 17, 2009, the Company and certain of its subsidiaries and affiliates entered into an agreement for the sale of its Europe, Middle East and Africa (“EMEA”) business to the Company’s local management team. The sale of the EMEA business was approved by the Bankruptcy Court on August 13, 2009 and was completed on August 28, 2009. On August 6, 2009, a wholly owned subsidiary entered in a business sale agreement with local management for the sale of the Company’s consulting business in Australia and the transaction was completed on September 4, 2009. On September 29, 2009, the Company entered into an equity purchase agreement relating to the purchase and sale of the equity interests of its consulting business in China. The Bankruptcy Court approved the transaction on October 15, 2009, the Shanghai Municipal Commission of Commerce approved the transaction on October 22, 2009 and the closing of the transaction occurred on October 30, 2009.
          Also, the Company has agreed to sell or is in negotiations with other interested parties and local management to sell its remaining Latin America and Asia Pacific practices and is in the process of selling certain remaining assets that have not been sold pursuant to other transactions. There can be no assurance that any of these transactions will be completed.

          The Company is also preparing for the Bankruptcy Court, pursuant to the Bankruptcy Code, monthly operating reports which will be filed as a matter of public record and will include financial disclosures.
          Following the commencement of the Chapter 11 Cases, the Company’s available management has been particularly strained by the considerable attention required for administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Furthermore, because of the Company’s current financial position, coupled with the loss of a significant number of personnel who previously participated in the preparation of the Company’s periodic reporting obligations, the Company is incapable of absorbing the costs and tasks associated with preparing its Form 10-Q (and any other quarterly or annual reports that may be required). Consequently, the Company will not file the Form 10-Qs for the periods ended September 30, 2009, June 30, 2009 and March 31, 2009 and has adopted a “modified reporting” program with respect to its reporting obligations under the federal securities laws. The Company will continue to file under cover of Form 8-K copies of the monthly financial reports that are required to be filed with the Bankruptcy Court in lieu of continuing to file quarterly and annual reports under Section 13(a) of the Securities Exchange Act of 1934, as amended. The Company will also continue to file other current reports on Form 8-K as required by the federal securities laws. The Company believes that this “modified reporting” program is consistent with the protection of its investors and creditors as set forth in the Securities and Exchange Commission’s Exchange Act Release No. 9660, dated June 30, 1972, and Staff Legal Bulletin No. 2, dated April 15, 1977.
          Such inability to file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

John DeGroote	(214)	459-2770

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐           No ☑
Form 10-Q for period ended June 30, 2009 and Form 10-Q for period ended March 31, 2009

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑           No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          As discussed above, the Debtors filed voluntary petitions for relief under chapter 11 of title 11 of the Bankruptcy Code. Subsequent to the commencement of the Chapter 11 Cases, the Company has devoted its available resources to administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Reasonable estimates of the results cannot be made due to the burdens these activities have imposed on the Company’s available management. Such inability could not have been eliminated by the Company without unreasonable effort or expense.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2009	By	/s/ John DeGroote
John DeGroote
President